United States securities and exchange commission logo





                               October 25, 2021

       Leonard Stella
       President and Director
       Purthanol Resources Ltd
       2711 Centreville Rd Suite 400
       Wilmington, DE 19808

                                                        Re: Purthanol Resources
Ltd
                                                            Form 10-12G
                                                            Filed September 29,
2021
                                                            File No. 000-33271

       Dear Mr. Stella:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed September 29, 2021

       General

   1. We note numerous inconsistencies in your disclosure. For example only, we note the following:
                                                            On page 1 you
indicate you are a public shell company;
                                                            On page 2 you
indicate you were previously invested in the oxygenated bottled water market but that
you have not abandoned this business segment;
                                                            On page 3 there is
a discussion of the benefits of ethanol fuel and Athenol, an ethanol fuel alternative
developed by the company and you indicate that there are two substantial orders
for the ethanol fuel alternative without providing the current status of those orders;
and
                                                            On page 4 you state
that you ceased all operations on November 30, 2015.
                                                        Please reconcile these
apparent inconsistencies and revise your registration statement
 Leonard Stella
Purthanol Resources Ltd
October 25, 2021
Page 2
      throughout to consistently and accurately describe your business. Please refer to Item
      101(h) of Regulation S-K for guidance.
2. We note that an amended Form 10-K filed on March 19, 2014 appears to indicate that you had a class of common stock and a class of preferred stock registered pursuant to Section
      12(g) of the Exchange Act. Please clarify if you are seeking to register a different class of common stock than what was previously registered. Please also clarify whether the company has filed all reports required to be filed by Sections 12, 13 or 15(d) of the
      Exchange Act, as applicable. In this respect, we note that it appears that the company filed periodic and annual reports though the period ended November 30, 2013 and a Form
      8-K on June 5, 2015. We further note that it recently filed a Form 8-K on September 10,
      2021. Please address whether the company is a delinquent filer and any impact this may have on your business and securities.
Item 13. Financial Statements and Supplementary Data, page 18

3. Please revise to update the financial statements included in your Form 10 pursuant to
      Article 8-08 of Regulation S-X.
4. Please revise to include an audit report from your independent registered public accounting firm.
Exhibits

5. Please file the initial articles of incorporation. See Item 15 of Form 10 and Item 601 of
      Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeffrey Lewis at (202) 551-6216 or Kristina Marrone at
(202) 551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at (202) 551-3329 or Erin E. Martin at (202) 551-
3391 with any other questions.



                                                            Sincerely,
FirstName LastNameLeonard Stella
                                                            Division of
Corporation Finance
Comapany NamePurthanol Resources Ltd
                                                            Office of Real
Estate & Construction
October 25, 2021 Page 2
cc:       Ron Mclntyre
FirstName LastName